June 14th, 2011
MAXCOM TELECOMUNICACIONES ANNOUNCES COFETEL´S OFFICIAL RESOLUTION REGARDING THE DISPUTE TARIFF INTERPOSED BY MAXCOM FOR CPP & CPPN WITH THE MOBILE OPERATORS: RADIO MOVIL DIPSA (TELCEL), IUSACELL AND TELEFONICA

Mexico City, Mexico, June 14, 2011 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that the Mexican Federal Telecommunications Commission or Cofetel has resolved that the “Calling Party Pays” (CPP) and "Calling Party Pays National" (CPPN) tariffs to be paid by Maxcom to main mobile telecommunications carriers in 39.12 cents of peso per minute (without any rounding), for the period that goes from January 1st 2011 to December the 31st 2011. Cofetel set this tariff based on the principle of Long Term Incremental Total Cost (CITLP for its acronym in Spanish).

Cofetel´s resolution responded to the tariff dispute interposed by Maxcom based on the Mexican Federal Telecommunications Law. Maxcom as well as other fixed telephony operators has resorted to Cofetel as the proper authority to resolve these kind of disputes.

This press release goes hand to hand with the previous notes that we have inserted already in our statement of results for the 1Q11, where you can find in greater detail the implications of this particular matter in our Company´s performance.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.